March 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

  Melissa Kindelan

  Patrick Gilmore

  Gabriel Eckstein

Re:	Aerohive Networks, Inc.

Filed Publicly on February 13, 2014, as amended on February 28, 2014 and March 17, 2014

File No. 333-193939

Acceleration Request

Requested Date: March 27, 2014

Requested Time: 2:45 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aerohive Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-193939) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

March 25, 2014

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,

Aerohive Networks, Inc.

/s/ David K. Flynn

David K. Flynn

President and Chief Executive Officer

cc:	Steve Debenham, Aerohive Networks, Inc.

Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.

Melinda Anderson, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew Williamson, Cooley LLP

David Peinsipp, Cooley LLP

Previn Waas, Deloitte & Touche LLP